Exhibit 99.1

TOWER SEMICONDUCTOR LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be Held on July 30, 2025

Notice is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of Tower Semiconductor Ltd. (“Tower” or the “Company”), will be held at the offices of the Company, 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, on Wednesday, July 30, 2025, at 3:00 p.m. (Israel time) for the following purposes:

1.
To elect ten members to the Board of Directors of the Company to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and approve the terms of their cash compensation in such capacity (other than with respect to Mr. Amir Elstein and Mr. Russell Ellwanger, whose cash compensation is addressed in Proposals 2 and 3, respectively);

2.
To appoint Mr. Amir Elstein as the Chairman of the Board of Directors to serve until the next annual meeting of shareholders and until his successor is duly appointed and approve the terms of his compensation in such capacity, subject to approval of his election to the Board of Directors under Proposal 1;

3.	To approve an increase in the annual base salary of Mr. Russell Ellwanger, the Company’s Chief Executive Officer;

4.	To approve the grant of an annual equity-based award to Mr. Russell Ellwanger, the Company’s Chief Executive Officer, comprised of restricted share units and performance share units;

5.
To approve certain employment terms for Mr. Russell Ellwanger, the Company’s Chief Executive Officer, as follows: (i) vesting terms of new equity grants awarded to Mr. Ellwanger, applicable in the event of a future qualifying retirement or disability; and (ii) an extended required advance notice provision;

6.
To approve the grant of an annual equity-based award to each member of the Board of Directors serving in such capacity immediately following the Meeting (other than Mr. Amir Elstein and Mr. Russell Ellwanger, whose annual equity-based compensation is addressed in Proposals 2 and 4, respectively); and

7.
To approve the re-appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as the independent registered public accountants of the Company for the year ending December 31, 2025, and for the period commencing January 1, 2026 and until the next annual shareholders’ meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such firm in accordance with the volume and nature of its services.

In addition, at the Meeting, shareholders will have an opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2024.

Our Board of Directors recommends that you vote FOR each of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on June 18, 2025 (the “Record Date”), are entitled to notice of, and to vote at the Meeting. You are also entitled to vote at the Meeting if you hold ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on the Record Date or which appears in the participant listing of a securities depository on that date, and if you held your shares through a member of the Tel Aviv Stock Exchange (“TASE”) on that date. All shareholders are cordially invited to attend the Meeting in person.

Shareholders of record at the close of business on the Record Date who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.  If you are a beneficial owner of shares (i.e., you hold shares in “street name”), to provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization, or, if the brokerage firm, bank or other similar organization offers Internet or telephone voting, please follow the instructions on the voting instruction form to vote via Internet or telephone.  Shareholders who hold their shares through members of the TASE may either vote their shares in person at the Meeting by presenting a certificate signed by the applicable TASE member, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 2000 as proof of ownership of the shares, or via proxy, by sending such certificate of ownership together with a duly executed proxy to the Company at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel, or may vote electronically via the electronic voting system of the Israel Securities Authority after receiving a personal identifying number, an access code and additional information regarding the Meeting from the member of the TASE through which they hold their shares and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 1999 and regulations promulgated thereunder is June 19, 2025. The proposals and information regarding voting are described more fully in the enclosed proxy statement relating to the Meeting, which we urge you to read in its entirety. The proxy statement will be furnished to the U.S. Securities and Exchange Commission as an exhibit to Form 6-K and will be available on its website at www.sec.gov, and will also be filed with the Israel Securities Authority and the TASE and will be available on their websites at www.magna.isa.gov.il and maya.tase.co.il, respectively.

By Order of the Board of Directors, Amir Elstein Chairman of the Board June 12, 2025

ii

TOWER SEMICONDUCTOR LTD.
20 Shaul Amor Street, Ramat Gavriel Industrial Park
P.O. Box 619
Migdal Haemek 2310502, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be Held on July 30, 2025

This proxy statement (the “Proxy Statement”) is being furnished to the holders of ordinary shares, par value NIS 15.00 per share (the “Ordinary Shares”), of Tower Semiconductor Ltd. (“we,” “us,” “our,” the “Company” or “Tower”) in connection with the solicitation of proxies by the Board of Directors of the Company (the “Board of Directors” or the “Board”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, on Wednesday, July 30, 2025 at 3:00 p.m. (Israel time), or at any postponement or adjournment thereof.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on June 18, 2025 (the “Record Date”). You are also entitled to vote at the Meeting if you hold Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on the Record Date or which appears in the participant listing of a securities depository on that date and if you held your Ordinary Shares through a member of the Tel Aviv Stock Exchange (“TASE”) on that date.  You can vote your Ordinary Shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your Ordinary Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

This Proxy Statement, and the accompanying Notice of Annual General Meeting of Shareholders describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter, was furnished to the U.S. Securities and Exchange Commission (the “Commission”) as an exhibit to Form 6-K and is available on the Commission’s website at www.sec.gov. This Proxy Statement and the accompanying Notice of Annual General Meeting of Shareholders was also filed with the Israel Securities Authority (“ISA”) and the TASE and is available on their websites at www.magna.isa.gov.il and maya.tase.co.il, respectively.  This Proxy Statement will also be available on our website www.towersemi.com.

How You Can Vote

Record Holders.  Shareholders of record can vote either in person at the Meeting or by authorizing another person as your proxy (whether or not you attend the Meeting), by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. These proxy materials are being sent directly to shareholders of record. All Ordinary Shares represented by a properly executed proxy in the form enclosed received prior to the Meeting (that is not revoked in accordance with procedures described in this Proxy Statement), will be voted in accordance with the instructions of the shareholder executing the proxy. A shareholder may vote in favor of, against, or may abstain from voting on, the election of each of the director nominees and the terms of their cash compensation and any of the other proposals set forth in this Proxy Statement and accompanying Notice of Meeting. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a properly signed proxy will be voted FOR the election of each of the director nominees and their compensation under Proposal 1 and FOR all of the other proposals set forth in the accompanying Notice of Meeting.

Beneficial Holders.  If you are a beneficial owner of shares (i.e., you hold shares in “street name”), these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  Please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization, or, if the brokerage firm, bank or other similar organization offers Internet or telephone voting, please follow the instructions on the voting instruction form to vote via Internet or telephone.  To vote your shares directly at the Meeting, as a beneficial holder you must obtain a “legal proxy” from the broker, trustee or nominee that holds your Ordinary Shares, giving you the right to vote the shares at the Meeting.

Shares Traded on the TASE.  A shareholder whose shares are registered with a TASE member and are not registered on the Company’s shareholders’ register may vote in person at the Meeting or via proxy. Shareholders who hold shares through a TASE member are entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the proxy card, unless the shareholder has given notice that he or she or it is not so interested or is interested in receiving the proxy card by mail for a delivery fee, provided that these instructions must apply to the entire securities account of the shareholder (not to specific securities held within the account) and are provided prior to the Record Date.  Shareholders who hold shares through members of the TASE (whether attending the Meeting in person or voting via proxy) must present at the Meeting or deliver to the Company an ownership certificate issued by the applicable TASE member confirming their ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.  Alternatively, shareholders who hold Ordinary Shares through a TASE member may also vote electronically via the electronic voting system of the ISA (the “Electronic System”) after receiving a personal identifying number, an access code and additional information regarding the Meeting from the relevant TASE member and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

Expenses and Solicitation

The Board is soliciting proxies for use at the Meeting.  We expect to solicit proxies by mail and to mail this Proxy Statement and the accompanying proxy card to shareholders as soon as practicable after the Record Date.  Proxies may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will bear the cost of the preparation and mailing of proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Change or Revocation of Proxy

Any shareholder of record at the close of business on the Record Date returning the accompanying proxy may revoke such proxy at any time prior to the Meeting by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy prior to the Meeting. Written revocations and later-dated proxies should be sent to the Company at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you should follow the directions of, or contact, your broker, bank, trustee or nominee if you wish to revoke or modify previously submitted voting instructions or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If your shares are held through a member of the TASE, you may change your voting instructions (i) by attending the Meeting and voting in person, by presenting a valid ownership certificate (as of the Record Date); (ii) by delivering a later-dated duly executed proxy, together with a valid ownership certificate (as of the Record Date), to the Company’s offices, or (iii) by following the relevant instructions for changing your vote via the Electronic System by no later than six hours before the time set for the Meeting.

Quorum

Two or more shareholders present, in person, by proxy or voting instruction form or voting via the Electronic System, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour of the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to August 6, 2025, at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned Meeting within half an hour of the scheduled time, the persons present, in person, by proxy or voting instruction form or voting via the Electronic System (regardless of the voting power represented by their shares), shall collectively constitute a quorum.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

Vote Required for Approval of the Proposals

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting.

The affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting and voting on the matter, in person, by proxy or voting instruction form or voting via the Electronic System,  is required to elect each of the director nominees and approve their cash compensation under Proposal 1 and to approve each of the other proposals.

In addition, under the Israeli Companies Law, 1999 (the “Israeli Companies Law”) the approval of each of Proposals 3, 4 and 5 (approval of increase in salary of, the grant of an equity-based award to, and certain employment terms for Mr. Ellwanger, the Chief Executive Officer, respectively) is also subject to the fulfillment of one of the following additional voting requirements: (i) at least a majority of the Ordinary Shares of the non-controlling shareholders and shareholders who do not have a personal interest in the matter (excluding abstentions), voted in favor of the proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling shareholders and non-interested shareholders do not exceed 2% of the total voting rights in the Company (the “Special Majority”).

As of the filing date of this Proxy Statement, we are not aware of any shareholder that would be deemed to be a controlling shareholder of the Company for purposes of Proposals 3, 4 and 5. Under the Israeli Companies Law, each shareholder voting on Proposals 3, 4 and 5 is required to inform us prior to voting on the proposals at the Meeting, whether or not such shareholder has a “personal interest” in such proposals; otherwise, a shareholder’s vote will not be counted for the purposes of such proposals.  In accordance with regulations promulgated under the Israeli Companies Law, a shareholder who votes by proxy or voting instruction form, will be deemed to have confirmed that such shareholder does not have a “personal interest” in Proposals 3, 4 and 5, unless the shareholder has delivered a written notice to the Company notifying otherwise no later than 10:00 a.m. (Israel time) on July 30, 2025. Any such written notice must be sent to the Company via registered mail at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel.  All shareholders voting via the Electronic System, are required to indicate via the Electronic System, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposals; otherwise, any such shareholder’s vote will not be counted for the purposes of such proposals.

Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any of the shareholder’s relatives (i.e., any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing); and (b) a company with respect to which the shareholder or any of the shareholder’s relatives (as defined above) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Security Ownership of Certain Beneficial Owners and Management

The following table provides information relating to the beneficial ownership of our Ordinary Shares as of May 31, 2025 (unless otherwise indicated), by each shareholder known by us to beneficially own 5% or more of our Ordinary Shares.

Beneficial ownership is determined according to the rules of the Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual or entity possesses sole or shared voting or investment power of that security, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire beneficial ownership within 60 days of May 31, 2025, such as through the exercise of any option, warrant or other right or vesting of restricted share units or performance share units.

The percentage of Ordinary Shares beneficially owned is calculated based on 111,845,587 Ordinary Shares outstanding as of May 31, 2025.  Ordinary Shares that a person has the right to acquire within 60 days of May 31, 2025 are deemed outstanding for purposes of computing the beneficial percentage ownership of the person holding such securities but are not deemed outstanding for purposes of computing the beneficial ownership percentage of any other person.  Unless otherwise indicated below, the address for each beneficial owner listed is c/o Tower Semiconductor Ltd., 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel.

	Beneficial Ownership
Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percentage of Shares Outstanding
Menora Mivtachim Holdings Ltd. (1)	8,592,362	7.68%
Migdal Insurance & Financial Holdings Ltd. (2)	8,475,261	7.58%
Senvest Management, LLC (3)	8,059,407	7.21%
Point72 Asset Management, L.P. (4)	7,653,786	6.84%
Phoenix Holdings Ltd. (5)	6,448,248	5.77%
Clal Insurance Enterprises Holdings Ltd. (6)	5,631,160	5.03%
________________

(1)
Based solely upon, and qualified in its entirety with reference to, Amendment No. 2 to Schedule 13G filed on April 28, 2025, by Menora Mivtachim Holdings Ltd. reflecting holdings as of March 31, 2025. The address of Menora Mivtachim Holdings Ltd. is 23 Jabotinsky St., Ramat Gan 5251102, Israel.

(2)
Based solely upon, and qualified in its entirety with reference to, a notice provided to the Company by Migdal Insurance & Financial Holdings Ltd. reflecting holdings as of March 31, 2025. The address of Migdal Insurance & Financial Holdings Ltd. is 4 Efal Street, P.O. Box 3063, Petach Tikva 49512, Israel.

(3)
Based solely upon, and qualified in its entirety with reference to, a Form 13F-HR filed on May 14, 2025, by Senvest Management, LLC, reflecting holdings as of March 31, 2025. The address of Senvest Management, LLC is 40 Madison Avenue, 32nd Floor New York, NY 10022, United States.

(4)
Based solely upon, and qualified in its entirety with reference to, Amendment No. 1 to Schedule 13G filed on May 15, 2025, by Point72 Asset Management, L.P. (“Point72 Asset Management”), Point72 Capital Advisors, Inc. (“Point72 Capital Advisors”) and Steven A. Cohen, reflecting holdings as of March 31, 2025, according to which filing, (i) the Ordinary Shares are held by certain investment funds managed by Point72 Asset Management; (ii) Point72 Capital Advisors is the general partner of Point72 Asset Management; and (iii) Mr. Steven A. Cohen controls each of Point72 Asset Management and Point72 Capital Advisors. The principal business office of Point72 Asset Management, Point72 Capital Advisors and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902, United States.

(5)
Based solely upon, and qualified in its entirety, with reference to a notice provided to the Company by Phoenix Holdings Ltd., reflecting holdings as of March 31, 2025. The address of Phoenix Holdings Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(6)
Based solely upon, and qualified in its entirety with reference to, a notice provided to the Company by Clal Insurance Enterprises Holdings Ltd., reflecting holdings as of March 31, 2025.  The address of Clal Insurance Enterprises Holdings Ltd. is 36 Raul Walenberg St., Tel Aviv 66180, Israel.

As of May 31, 2025, no individual director or senior manager beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) one percent or more of our Ordinary Shares and all directors and senior managers in the aggregate beneficially owned 0.55% of our Ordinary Shares.

Compensation of Executive Officers

For information concerning the annual compensation earned during 2024 by our five most highly compensated office holders (as defined in the Israeli Companies Law), see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Commission on April 30, 2025, a copy of which is available on the Commission’s website at www.sec.gov as well as in the “Investors” section of our Company website at www.towersemi.com.

PROPOSAL 1
ELECTION OF DIRECTORS AND APPROVAL OF THEIR TERMS OF CASH
COMPENSATION

Background

Under our articles of association, our Board of Directors shall consist of at least five and no more than 11 members.  Our Board of Directors is currently comprised of 11 members, ten of whom were appointed as directors at the Company’s previous annual shareholder meeting and one director who was appointed in December 2024 by the Board of Directors, as disclosed in the Company’s Form 6-K furnished to the Commission on December 23, 2024.  Each of our directors generally holds office until the first annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier, or if a director is removed from office pursuant to the Israeli Companies Law).

At the Meeting, ten of our currently serving directors shall be standing for election, as follows: Amir Elstein, Russell Ellwanger, Kalman Kaufman, Dana Gross, Yoav Chelouche, Iris Avner, Dr. Michal Vakrat Wolkin, Avi Hasson, Sagi Ben Moshe and Carolin Seward, in each case to hold office until our next annual general meeting of shareholders and until their respective successors are duly elected, subject to our articles of association and applicable law.

Under the Nasdaq Listing Rules, a majority of the Board of Directors must be comprised of independent directors (as defined in the Nasdaq Listing Rules).  After considering all the relevant information received from each of the director nominees, the Board determined that each director nominee is independent under the Nasdaq Listing Rules, other than Mr. Ellwanger, our Chief Executive Officer.

The size, structure, and composition of the Board undergo regular evaluation. The recommendations and decisions regarding the appointment of Board members are made following a comprehensive review, which aims to ensure that the Board possesses the appropriate skills, knowledge and experience to operate effectively and deliver the Company’s strategy.  To this end, the Corporate Governance and Nominating Committee (the “CGN Committee”) discusses and assesses the skills present within the boardroom and identifies areas where additional skills or competencies may be beneficial.  The CGN Committee also considers the important matter of succession planning for key roles in the organization. After thorough evaluation, the CGN Committee has determined that appropriate succession plans are in place for the Chairman of the Board, the Chief Executive Officer, and the senior management team.

The CGN Committee is responsible for ensuring that director appointment processes are conducted in a formal, meaningful and transparent manner and considers periodic refreshment of Board members to ensure continued effectiveness and alignment with the Company’s evolving needs. As part of its annual review, the CGN considers each director nominee’s external commitments and their impact on the nominee’s commitment to the Company.  The CGN Committee also considers the diversity of the Board as a whole, in terms of skills, competencies, background, knowledge and professional experience.  For information about the diversity of our Board of Directors, see under “Board Diversity and Skills Matrix” under the “Board of Directors” tab in the “About” section of our Company website at www.towersemi.com.  Based on such review, the CGN Committee and the Board of Directors have recommended that each of the ten individuals named above be nominated for election at the Meeting to serve as directors of the Company until the next annual meeting of shareholders and until their respective successors are duly elected.

The following biographical information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Amir Elstein has served as the Chairman of our Board since January 2009.  Mr. Elstein serves as a director of Teva Pharmaceutical Industries Ltd. and serves as Chairman of the Israel Democracy Institute. During 2010-2013, Mr. Elstein served as Chairman of the Board of Directors of Israel Corporation. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where he ultimately held the position of the Executive Vice President at the Office of the Chief Executive Officer, overseeing Global Pharmaceutical Resources. Prior to that, Mr. Elstein was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation.  Mr. Elstein received a B.Sc. degree in physics and mathematics from the Hebrew University of Jerusalem and M.Sc. degree in the Solid-State Physics Department of Applied Physics from the Hebrew University of Jerusalem. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University of Jerusalem.

Russell C. Ellwanger has served as our Chief Executive Officer since May 2005. Mr. Ellwanger has also served as a director since September 2016, and previously served as a director between May 2005 and April 2013.  Mr. Ellwanger serves as Chairman of the Board of Directors of our subsidiaries, Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Tower Semiconductor NPB Holdings, Inc., Tower Semiconductor Newport Beach, Inc., Tower Partners Semiconductor Co., Ltd., Tower Semiconductor San Antonio, Inc. and Tower Semiconductor Italy, S.r.l.  From 1998 to 2005, Mr. Ellwanger served in various executive positions for Applied Materials Corporation, including Group Vice President, General Manager of the Applied Global Services (AGS), from 2004 to 2005, and Group Vice President, General Manager of the CMP and Electroplating Business Group, from 2002 to 2004.  Mr. Ellwanger also served as Corporate Vice President, General Manager of the Metrology and Inspection Business Group, from 2000 to 2002, during which time he was based in Israel.  From 1998 to 2000, Mr. Ellwanger served as Vice President of Applied Materials’ 300-mm Program Office, USA.  Mr. Ellwanger served as General Manager of Applied Materials’ Metal CVD Division from 1997 to 1998 and from 1996 to 1997, Mr. Ellwanger served as Managing Director of CVD Business Development, during which time he was based in Singapore.  In addition, Mr. Ellwanger held various managerial positions in Novellus System from 1992 to 1996 and in Philips Semiconductors from 1980 to 1992.

Kalman Kaufman has served as a director since 2005 and as chairman of the CGN Committee since January 2018. From 1994 until 2005, Mr. Kaufman served as Corporate Vice President at Applied Materials.  Between 2010 and 2012, Mr. Kaufman served as Chairman of the Management Committee at Soltecture, a Berlin-based solar manufacturing company. From 1985 until 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and prior to that, he served as General Manager of Kulicke and Soffa Israel.  Mr. Kaufman currently serves as Chairman of the board of directors of Invisia, Inc. and AgreeTech Inc., as well as a director at Blue Circle, an AI company.  Mr. Kaufman is also Chair of the General Assembly of Kinneret Academic College and Chairman of the Tzemach Kineret Development Corporation.  Mr. Kaufman holds engineering degrees from the Technion–- Israel Institute of Technology.

Dana Gross has served as a director since November 2008, as a member of the CGN Committee since January 2018, as a member of the Compensation Committee since February 2013 and as Chair of the Compensation Committee since November 2020.  In addition, Mrs. Gross has served as a director on the board of directors of Tower Semiconductor Newport Beach, Inc., our wholly-owned subsidiary, since March 2009.  Mrs. Gross has served as the Head of Strategic Initiatives at Fiverr International Ltd. since February 2022.  Ms. Gross served as chief strategy officer of Prospera Technologies Ltd., a Valmont company developing AgTech Data solutions from 2021 until 2023, and previously served as its chief operating officer and chief financial officer from 2017 until 2021.  Mrs. Gross served as the chief financial officer of eToro, a FinTech company that developed a Social Investment network from 2014 to 2016, and the chief executive officer of bTendo, a start-up company that developed MEMS-based PICO projection solutions, from 2010 until it was acquired by ST Microelectronic in 2012.  Mrs. Gross was a Venture Partner at Viola Ventures, a leading Israeli venture capital firm, from 2008 until 2010. From 2006 to 2008, Mrs. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Mrs. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP Worldwide Sales, President of M-Systems Inc. (US subsidiary) and chief financial officer, VP Finance and Administration.  In addition, Mrs. Gross has served on the board of directors and audit committee of Playtika Holding Corp. since January 2022. Mrs. Gross has also served on the board of directors and audit committee of SolarEdge Technologies, Inc. since July 2023, and as the chair of its compensation committee since November 2024.  Mrs. Gross previously served as a director of M-Systems Ltd., Audiocodes Ltd. and Power Dsine Ltd.  Mrs. Gross holds a B.Sc. degree in industrial engineering from Tel Aviv University and an M.B.A. degree from San Jose State University.

Yoav Z. Chelouche has served as a director since April 2016, as a member of the CGN Committee since January 2018, and as the Chair and member of our Audit Committee since May 2017.  Mr. Chelouche is classified by the Board of Directors as an audit committee financial expert under applicable Commission rules. Mr. Chelouche has served as Managing Partner of Aviv Ventures since its inception in 2001.  Between 1995 and 2001, Mr. Chelouche served as President & Chief Executive Officer of Scitex Corp.  Until 2015, Mr. Chelouche was co-chairman of Israel Advanced Technology Industries.  Mr. Chelouche currently serves on the Board of Directors of the following publicly listed companies: Check Point Software Technologies, Ltd. (NASDAQ) and Malam-Team Ltd. (TASE).  Mr. Chelouche also previously served as Chairman and/or director of several public companies, including the Tel-Aviv Stock Exchange, Ltd. (TASE) and Shufersal Ltd. (TASE).  Mr. Chelouche holds a B.A. degree in economics and statistics from Tel Aviv University and an MBA degree from INSEAD, Fontainebleau, France.

Iris Avner has served as a director since June 2016 (until November 2016 as an external director, within the meaning of the Israeli Companies Law), and has served as a member of the Audit Committee since June 2016.  Ms. Avner served as a member of the Compensation Committee from June 2016 until October 2019.  Ms. Avner is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Ms. Avner serves as Chief Executive Officer of Nika Holdings, Ltd. From 2008 to 2015, Ms. Avner served as Managing Partner of Mustang Mezzanine Fund, L.P. and served on Mustang’s board of directors from 2014 until 2015.  From 1996 until 2008, Ms. Avner served as Chief Executive Officer of Mizrahi Tefahot Capital Markets Ltd. and from 1996 until 2005, served as Senior Credit Officer & Deputy Chief Executive Officer of Mizrahi Tefahot Bank. In addition, from 1997 until 2002, Ms. Avner served as Assistant Professor and external lecturer in the Executive MBA Program at Tel Aviv University.  From 1988 until 1996, Ms. Avner held various positions at Israel Discount Bank, including Senior Credit Officer and Senior Economist.  Ms. Avner has served as a member of the board of directors of Israel Discount Bank since March 2018 and as the chairperson of its Credit Committee since 2024.  Ms. Avner has served as a board member and chairperson of the Audit Committee of Amir Marketing and Investments in Agriculture since May 2017.  In addition, Ms. Avner has served as a member of the board of directors of Rotshtein Real Estate since August 2016 and as chairperson of its Audit Committee and Nomination Committee since 2017.  Ms. Avner previously served on several other boards and board committees in Israel and abroad, both as director and chairperson.  Ms. Avner holds a B.A. degree in accounting and economics from the Hebrew University of Jerusalem and an MBA degree from Tel Aviv University.

Dr. Michal Vakrat Wolkin has served as a director since September 2020, and as a member of the CGN Committee since November 2020.  In 2023, Dr. Wolkin served as the Director of Global Battery Investments for General Motors.  Dr. Wolkin has served as a partner at GFT Ventures, a global venture capital firm, since 2020 and on the Advisory Board of RACAH Nano Tech Fund of the Hebrew University of Jerusalem since 2019.  Dr. Wolkin served as Managing Director of Lear Innovation Ventures from January 2017 until 2020.  During 2014-2016, Dr. Wolkin served as Head of 3M R&D Israel and from 2012 until 2014, she served as Technical Chair of the Night Rover Challenge of NASA/CleanTech Open.  Dr. Wolkin served as Director of Energy Storage Technologies in Better Place from 2008 until 2012, and from 2004 until 2008, she served as Member of Research Staff II at the Hardware system lab at Xerox PARC.  Dr. Wolkin serves as a Professor and Head of the MBA program in Climate-Tech Management since October 2024, as well as a lecturer in “Disruptive Innovation in Multinational Corporations” since 2021, at Reichman University.  Dr. Wolkin received her B.Sc. degree in Chemical Engineering from the Technion – Israel Institute of Technology in Israel in 1996 and a Ph.D. degree in Applied Physics and Materials Science from the University of Rochester, NY in 2000.  In 2003 until 2004, Dr. Wolkin did her Post-doctorate at the Electronics Materials Lab at Xerox PARC.

Avi Hasson has served as a director since September 2020, and as a member of the Audit Committee and Compensation Committee since November 2020.  Mr. Hasson is classified by the Board of Directors as an audit committee financial expert under applicable Commission rules. Mr. Hasson serves as the chief executive officer of Start-Up Nation Central, an independent non-profit that connects Israeli innovation to global partners. Mr. Hasson previously served as a partner at Emerge, a leading early-stage venture capital firm. Mr. Hasson serves in several non-profit organizations, including as a director on the board of directors of Sheba Medical Center at Tel Hashomer and SpaceIL.  From January 2011 until July 2017, Mr. Hasson served as the Chief Scientist in the Ministry of Economy and Industry and as Chairman of the Israel Innovation Authority.  From 2000 until 2010, Mr. Hasson served as General Partner at Gemini Israel Funds, a top tier venture capital fund in Israel.  Prior thereto, Mr. Hasson held executive positions in product management, marketing and business development at various telecommunication technology companies, including ECI Telecom, eCtel and Tadiran Systems.  Mr. Hasson received his B.A. degree in Economics and Middle East studies from Tel Aviv University in 1997 and M.BA. degree from Tel Aviv University in 2002.

Sagi Ben Moshe has served as a director since May 2024 and as a member of the Audit Committee since October 2024.  Mr. Ben Moshe has served as the founder and chief executive officer of Lumana since August 2021, a company developing an AI platform to analyze and manage visual data. Mr. Ben Moshe previously served as Chief Incubation Officer, Corporate Vice President and General Manager of Emerging Growth Incubation at Intel Corporation, as well as other roles at Intel Corporation from January 2012 until August 2021, including VP and GM of RealSense, VP and GM of Hardware Engineering, Senior VP of Sensing Technologies of Mobileye and GM of EyeC LIDAR and EyeC Radar. Mr. Ben Moshe was the Founder and served as chief executive officer of Invision Ltd. from January 2009 until January 2012.  Mr. Ben Moshe received his B.Sc. degree in Computer Science in 2007 and M.Sc. degree in Computer Science in 2010, both from the Technion–- Israel Institute of Technology.  In addition, Mr. Ben Moshe is a 2018 graduate of the Stanford Executive Program at Stanford University's School of Business.

Carolin Seward was appointed by our Board of Directors to serve as a director in December 2024, and has served as a member of the Compensation Committee since January 2025.  Ms. Seward has served as Vice President of Custom Silicon Sourcing and Operations at Google, for its Platforms and Devices Group, since April 2022.  Prior to her role at Google, Ms. Seward held several executive positions at Intel Corporation, including Vice President of Global Supply Chain, External Manufacturing Sourcing, Vice President of the Data Solutions Group, Customer Experience and Fulfillment, and Vice President of Capital Equipment Development, Technology Manufacturing Group.  Ms. Seward received her B.Sc. degree in Materials Engineering from San Jose State University and an M.BA. degree from Pepperdine University.

In accordance with an exemption from the Israeli law requirement to have external directors (within the meaning of the Israeli Companies Law) serving on our Board of Directors, we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable Nasdaq Stock Market rules) applicable to U.S. domestic issuers.  In addition, the composition of our CGN Committee complies with the requirements of the Nasdaq Stock Market rules applicable to U.S. domestic issuers.

The Board of Directors performs a comprehensive evaluation of its performance on an annual basis, among other things to identify areas where the Board could benefit from additional skills and expertise, as well as identify any gaps in skills or competencies. This evaluation also assesses the effectiveness and efficiency of the operation of the Board and its committees as well as each director’s contribution to the boardroom discussions and commitment to the role. During the most recent annual self-assessment, the Board of Directors discussed ways to enhance risk analysis and methodology in risk management as well as place additional focus on the Board’s role in guiding and monitoring long-term strategic initiatives.

The Company is committed to its environmental, social and governance (“ESG”) program, with a corporate focus on social contribution, responsibility and sustainability through various initiatives and activities aimed at promoting ESG principles. We have issued a dedicated report outlining our ESG policies, including our strategy and long-term plan and targets, which may be viewed on our website at www.towersemi.com.  We engage in voluntary ESG initiatives and commitments (such as disclosures, certifications, and improvement goals, among others) to increase the Company’s contribution to society and our environment. The CGN Committee advises our Board of Directors on ESG-related matters and oversees the Company’s ESG initiatives and activities, including related trainings, which are designed to foster understanding, commitment and engagement with ESG practices throughout the organization.  In addition, the CGN Committee and the Board of Directors oversee the Company’s climate risk program, including climate risk identification, assessment and management, in order to ensure compliance with applicable standards and industry frameworks.

Subject to their election at the Meeting, the directors (other than Mr. Amir Elstein and Mr. Russell Ellwanger, whose compensation is addressed separately below) shall receive the cash compensation that was approved by our shareholders at the annual general meeting held on July 31, 2024, namely an annual fee of $75,000, a committee annual fee between $6,000 to $10,000 (depending on the specific committee) and in addition, a committee chairperson annual fee between $6,000 to $10,000 (depending on the specific committee).  In addition, at the Meeting, shareholders are being asked to approve the award of equity-based compensation to the foregoing directors (see Proposal 6).  For the proposed cash and equity-compensation of Mr. Amir Elstein and Mr. Russell Ellwanger, see Proposals 2, 3 and 4.  If elected at the Meeting, all of the directors (including Carolin Seward who is standing for election by the shareholders for the first time at the Meeting) shall continue to benefit from exemption and indemnification agreements previously entered into with each of them, in the form approved by the shareholders in August 2011, as well as from the Company’s directors’ and officers’ liability insurance, as in effect from time to time.

In 2024, the Board held a total of nine meetings. The average director attendance at Board meetings was 99% and at committee meetings was 100%. The table below reports individual director attendance at meetings of the Board of Directors and applicable committees during 2024, for the periods in which the director served on the Board and respective committee.

	Board Meetings	Audit Committee Meetings	Compensation Committee Meetings	CGN Committee Meetings
Amir Elstein	9/9
Russell C. Ellwanger	9/9
Kalman Kaufman	9/9			5/5
Dana Gross	9/9		13/13	5/5
Ilan Flato	9/9	7/7	13/13
Yoav Z. Chelouche	9/9	7/7		5/5
Iris Avner	8/9	7/7
Dr. Michal Vakrat Wolkin	9/9			5/5
Avi Hasson	9/9	7/7	13/13
Sagi Ben Moshe	4/4	1/1

*	Mr. Sagi Ben Moshe was appointed to the Board of Directors on May 27, 2024, and to the Audit Committee in October 2024.

**	Ms. Carolin Seward is not included in the above table as she was appointed as a director by the Board on December 16, 2024 and the Board did not convene after that date in 2024.

If any director nominee is unable to serve (which event is not anticipated), the persons named as proxies in the proxy card will vote the Ordinary Shares for the election of such other nominee(s) as the Board of Directors may propose.

Each of the director nominees named above has certified that he/she meets all the requirements for election as a director of a publicly traded company under the Israeli Companies Law and possesses the necessary qualifications and has sufficient time to fulfill his/her duties as a director of the Company, taking into account the Company’s size and specific requirements.

Proposal

The shareholders are being asked to elect each of Amir Elstein, Russell Ellwanger, Kalman Kaufman, Dana Gross, Yoav Chelouche, Iris Avner, Dr. Michal Vakrat Wolkin, Avi Hasson, Sagi Ben Moshe and Carolin Seward, in each case to hold office until our next annual general meeting of shareholders and until their respective successors are duly elected, subject to our articles of association and applicable law, and approve the terms of their cash compensation in such capacity (other than with respect to Mr. Amir Elstein and Mr. Russell Ellwanger, whose cash compensation is addressed in Proposals 2 and 3, respectively).

Vote Required

The affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting, in person, by proxy or voting instruction form or voting via the Electronic System, voting on the matter is required to elect each of the director nominees and approve their cash compensation.  Each director nominee and his/her cash compensation terms shall be voted on separately.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the election of each of the director nominees named above and their cash compensation terms.

PROPOSAL 2
APPROVAL OF APPOINTMENT OF MR. AMIR ELSTEIN AS THE CHAIRMAN OF THE
BOARD OF DIRECTORS TO SERVE UNTIL THE NEXT ANNUAL MEETING OF
SHAREHOLDERS AND UNTIL HIS SUCCESSOR IS DULY APPOINTED AND APPROVAL
OF HIS COMPENSATION TERMS

Background

According to the Company’s Articles of Association, our shareholders are required to appoint a member of the Board of Directors to serve as Chairman of the Board.

The Board of Directors has nominated Mr. Amir Elstein, who has served as Chairman of the Board since January 2009, to continue to serve as the Chairman of the Board of Directors until the next annual general meeting of shareholders and until his successor is duly appointed, subject to the approval of his election as a director at the Meeting (see Proposal 1).

The Compensation Committee and Board of Directors have determined that the terms of compensation currently provided to Mr. Elstein for service as the Chairman of the Board of Directors, which were initially approved by the Company’s shareholders in 2013 and are consistent with the Company’s Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), remain appropriate. Accordingly, the Compensation Committee and Board of Directors approved, subject to shareholder approval, that if reappointed as Chairman of the Board of Directors at the Meeting, Mr. Elstein’s compensation for services in such capacity will remain unchanged at $600,000 per annum. Half of such amount will be paid in monthly cash installments of $25,000 (gross) each and will be subject to applicable withholding taxes, and the remaining half in time-based vesting restricted share units (“RSUs”).  The RSUs shall vest over a three-year period following the date of grant, such that one-third of the RSUs shall vest on each of the anniversaries of the date of grant, subject to applicable withholding taxes. In accordance with the Company’s Compensation Policy and common practice, in the event that Mr. Elstein’s service as the Chairman of the Board of Directors is terminated for any reason other than for cause, including by way of resignation, prior to the third anniversary from the date of grant, as Mr. Elstein has served on the Board of Directors for more than five years, all unvested RSUs shall be accelerated.

In accordance with the Compensation Policy, Mr. Elstein, as Chairman of the Board of Directors, is subject to a minimum stock ownership requirement, which requires the Chairman of the Board of Directors to own Ordinary Shares with a minimum value equal to at least 50% of his annual cash compensation, in order to further align the interests of our executives and our shareholders.  Under the Compensation Policy, Ordinary Shares underlying unvested RSUs, PSUs and unexercised options (if any were to be granted), do not count toward the required ownership threshold. As of the date of this Proxy Statement, Mr. Elstein is in compliance with this minimum shareholding requirement.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to appoint Mr. Amir Elstein as the Chairman of the Board of Directors of the Company to serve until the next annual meeting of shareholders and until his successor is duly appointed and approve the terms of his compensation in such capacity, as described in Proposal 2 of the Proxy Statement, subject to approval of his election as a director under Proposal 1.

Approval Required

The approval of Proposal 2 requires the affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting and voting on the matter, in person or by proxy or voting instruction form or voting via the Electronic System.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 3
APPROVAL OF AN INCREASE IN THE BASE SALARY OF MR. RUSSELL ELLWANGER,
OUR CHIEF EXECUTIVE OFFICER

Background

Mr. Russell Ellwanger has served as the Company’s Chief Executive Officer since May 2005.  Mr. Ellwanger has also served as a director since September 2016, and serves as Chairman of the Board of Directors of the Company’s subsidiaries, Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Tower Semiconductor NPB Holdings, Inc., Tower Semiconductor Newport Beach, Inc., Tower Partners Semiconductor Co., Ltd., Tower Semiconductor San Antonio, Inc. and Tower Semiconductor Italy S.r.l.  Mr. Ellwanger also served as a director of the Company between May 2005 and April 2013.

Under the Israeli Companies Law, the terms of service of a chief executive officer and modifications to such terms of service, require the approval of the Compensation Committee, Board of Directors and (subject to limited exceptions) shareholders of the Company by the Special Majority, in that order.

Our Compensation Committee and Board of Directors conducted an annual review of the compensation of Mr. Ellwanger, with the assistance of an independent global compensation consultant, FW Cook, which included an evaluation of executive compensation in comparison to the Company’s global peer group, as well as consideration of local benchmark data, current global industry and market trends in executive compensation and the Company’s Compensation Policy, to ensure that both the compensation components and the total compensation remain aligned with executive compensation practices in global peer companies and industry benchmarks.  In conducting this review, the Compensation Committee considered the Company’s compensation philosophy and objectives, internal fairness, market trends, and other relevant factors as required by law and the Compensation Policy.

The Compensation Committee also reviewed the peer group used in the previous year’s benchmarking exercise to ensure that the revenue and market capitalization of the peer companies remain within the desired range. The criteria used to determine the peer group include companies operating in the semiconductor industry, with additional consideration of companies in the broader high technology industry (such as communication, electro-optics, medical equipment, software and electronics), and with revenue, market capitalization and headcount comparable to the Company.  The peer group companies selected by the Compensation Committee reflect the Company’s international presence and the competitive nature of the global talent market.  This is particularly relevant in the Company’s case, as the Chief Executive Officer was recruited from the United States, and the Company competes for talent on a global scale.  In addition, the U.S. represents our largest reported geographic region by revenue (42% of the Company’s 2024 revenue).   The full list of the global peer group companies is attached hereto as Exhibit A.  The Compensation Committee also reviewed benchmark data from relevant surveys, as well as a secondary reference group of Israel-based companies developed by FW Cook to evaluate the compensation of the Company’s Israel-based executives. After assessing the local Israeli benchmark data, the Compensation Committee and Board of Directors determined that the global benchmark should carry greater weight in setting Mr. Ellwanger’s compensation.  In making this determination, the Compensation Committee and the Board also considered certain factors specific to Mr. Ellwanger and his role, including his prior U.S. and global professional experience, his responsibilities as chief executive officer of a company with global operations and multiple geographic sites, the Company’s position as a global leader in the semiconductor industry, the global nature of the companies that may compete to recruit him, and the significance of his achievements to date in contributing to the Company’s growth and success.

Given the highly competitive industry within which the Company operates, attracting and retaining top executive talent is extremely challenging and vitally important. The Company’s ability to execute its strategy, its future success and the promotion and protection of the interests of its shareholders greatly depends on its continuing ability to retain highly qualified and skilled employees. In line with our philosophy of promoting equity ownership and aligning executives’ interests with those of our shareholders, the Compensation Committee believes that it is necessary and appropriate to offer competitive levels of short-term and long-term incentive compensation, while remaining within appropriate parameters for amounts, program structure and dilution.

The Compensation Committee and Board of Directors are attentive to shareholders’ feedback and strive to align Mr. Ellwanger’s compensation terms with market best practice, with the goal of maintaining a competitive pay program that incentivizes the achievement of strong performance for the benefit of the Company’s shareholders.  The Compensation Committee and Board of Directors target Mr. Ellwanger’s compensation level at competitive levels relative to the Company’s peer group, taking into account his exceptional performance and ongoing contribution to the Company’s growth and profitability. Based on such review, the Compensation Committee and Board of Directors concluded that, subject to shareholder approval, Mr. Ellwanger’s annual base salary should be increased by 3.5% from $995,500 to $1,030,342, effective as of the date of the Meeting.  Mr. Ellwanger, a U.S. resident, holds the positions of Chief Executive Officer of the Company and Chairman of the Board of Directors of the Company’s subsidiaries. Mr. Ellwanger’s extensive professional experience, skills and comprehensive knowledge of the semiconductor industry, including technical and operational expertise and his customer, vendor and market familiarity, make Mr. Ellwanger unique in his capabilities and have allowed the Company and its subsidiaries worldwide to compete and succeed in gaining market share and improve financial performance since he joined the Company.  The proposed increase in the annual base salary of Mr. Russell Ellwanger is consistent with the Company’s Compensation Policy.

 Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the increase in the annual base salary of Mr. Russell Ellwanger, the Company’s Chief Executive Officer and the Chairman of the Board of Directors of the Company’s subsidiaries, as described in Proposal 3 of the Proxy Statement.

Approval Required

The approval of Proposal 3 requires the affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting and voting on the matter, in person or by proxy or voting instruction form or voting via the Electronic System.  In addition, under the Israeli Companies Law, the approval of Proposal 3 is also subject to fulfillment of the Special Majority.  For additional details, see “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 4
APPROVAL OF GRANT OF AN ANNUAL EQUITY-BASED AWARD TO MR. RUSSELL
ELLWANGER, OUR CHIEF EXECUTIVE OFFICER

Background

Under the Israeli Companies Law, the terms of service of a chief executive officer, including the award of equity-based compensation, requires the approval of the Compensation Committee, Board of Directors and (subject to limited exceptions) shareholders of the Company by the Special Majority, in that order.

As detailed in Proposal 3, our Compensation Committee and Board of Directors conducted an annual review of the compensation of Mr. Russell Ellwanger, our Chief Executive Officer, including his equity-based compensation, in accordance with the terms of the Company’s Compensation Policy and taking into consideration current market trends in executive compensation, as presented by FW Cook, an independent global compensation consultant, to ensure that both the compensation components and total compensation remain aligned with industry benchmarks.  For additional information see Proposal 3.

In conducting this review, the Compensation Committee examined various equity mechanisms with the objective of aligning with market practices, while continuing to set ambitious long-term goals that are aligned with shareholder interests, as well as providing appropriate incentives for Mr. Ellwanger to drive Company outperformance and to promote ownership and encourage retention.  To achieve these objectives, the Compensation Committee structured a mix and relative weighting of equity components described below.  This structure is designed to be complementary as (i) the RSUs serve as a retention incentive and reinforce a culture of ownership and commitment to the Company by providing value even during periods of market or stock price underperformance; while (ii) the PSUs offer the potential for additional value based on outperformance, reinforcing the pay-for-performance nature of the long-term incentive grants and the overall executive compensation program.  The PSU structure, as described below, aligns with current market trends in terms of performance metrics and vesting structure.

In addition, the Compensation Committee evaluated and reviewed several considerations, including (i) the Company’s significant financial performance, as evidenced by the Company’s strong balance sheet, financial ratios, shareholders’ equity and profit margins; and (ii) the complexity of the Company’s global operations, as evidenced by its geographically-diversified revenue mix and manufacturing facilities located in multiple regions, which requires specific capabilities, talents, and skill sets to manage effectively.  The Compensation Committee also reviewed Mr. Ellwanger’s total target compensation to ensure that it appropriately recognizes the Company’s strong performance and also incentivizes Mr. Ellwanger to continue to deliver strong future performance.  Assuming both Proposals 3 and 4 are approved at the Meeting, Mr. Ellwanger’s target total direct compensation will be slightly below the midpoint of the 50th and 75th percentiles of the aforementioned global peer group, as set forth on Exhibit A.

Based on their evaluation and assessment, in March 2025, each of the Compensation Committee and Board of Directors approved, subject to shareholder approval, an annual equity grant to Mr. Ellwanger that is equal to the value of eight and a half times his annual base salary ($8,757,911 if Proposal 3 is approved at the Meeting (i.e., calculated based on the adjusted salary) or $8,461,750 if Proposal 3 is not approved at the Meeting), comprised of 40% time-based vesting RSUs (the “Base RSUs”) and 60% PSUs (the “Base PSUs”).  The  Base PSUs are comprised of two types: (i) 80% of the Base PSUs, with a value of $4,203,797 if Proposal 3 is approved at the Meeting,  or $4,061,640 if Proposal 3 is not approved at the Meeting, are referred to as “Base PSUs Type 1”; and (ii) 20% of the Base PSUs, with a value of $1,050,949 if Proposal 3 is approved at the Meeting or $1,015,410 if Proposal 3 is not approved at the Meeting, are referred as “Base PSUs Type 2”.

In addition, in accordance with the Company’s Compensation Policy, each of the Compensation Committee and Board of Directors approved, subject to shareholder approval, the grant to Mr. Ellwanger of additional PSUs (the “Upside PSUs”), comprised of two types, as follows: (i) Upside PSUs with a maximum value of 50% of the maximum value of the Base PSUs Type 1 (i.e., an aggregate value of up to $2,101,899 if Proposal 3 is approved at the Meeting or up to $2,030,820 if Proposal 3 is not approved at the Meeting) (referred to as “Upside PSUs Type 1”); and (ii) Upside PSUs with a maximum value of 100% of the maximum value of the Base PSUs Type 2 (i.e., an aggregate value of up to $1,050,949 if Proposal 3 is approved at the Meeting or up to $1,015,410 if Proposal 3 is not approved at the Meeting) (referred to as “Upside PSUs Type 2”).

If approved at the Meeting, the RSUs and PSUs shall vest as follows:

•          Base RSUs. The time-based vesting RSUs will vest over a three-year period, such that one-third shall vest at the end of each year over a three-year period from the date of the Meeting.

•          Base PSUs Type 1 and Upside PSUs Type 1.

o          Base PSUs Type 1: The vesting of the Base PSUs Type 1 is contingent on the attainment of certain pre-defined financial performance measures of net profit and consolidated revenue for the year ended December 31, 2025, as determined by the Compensation Committee and Board of Directors (the “FY2025 Performance Measures”), weighted equally.  The net profit metric underscores the importance of consistent strong profitability and the consolidated revenues metric emphasizes the significance of the Company’s market share in the semiconductor specialty analog foundry industry and its large scale operations.  These two performance measures are reported within the Company’s annual financial statements, which are prepared in accordance with U.S. GAAP, and we believe best reflect our performance results derived from our strategy to expand our served markets, increase our higher margin technology process mix and maintain a leading position in the specialty analog semiconductor industry. The actual number of Base PSUs Type 1 earned (subject to time-based vesting, as described below) will be based on the Company’s performance relative to the FY2025 Performance Measures.  The Compensation Committee views the use of these performance-based measures as crucial because they establish a direct link between the Chief Executive Officer’s compensation and key long-term Company performance priorities and align his interests with those of the Company and its shareholders. If the FY2025 Performance Measures are met, the Base PSUs Type 1 that are earned will remain subject to a three-year vesting period, such that one third of the Base PSUs Type 1 shall vest at the end of each year from the date of the Meeting.

o          Upside PSUs Type 1: Upside PSUs Type 1 shall be earned in the event that the Company’s actual financial performance in fiscal year 2025 exceeds the pre-defined performance targets set forth in the FY2025 Performance Measures (subject to time-based vesting, as described below). Subject to exceeding such pre-defined performance targets, the portion of the Upside PSUs Type 1 that shall be earned shall be in proportion to the degree by which such pre-defined performance targets were exceeded in relation to a certain target percentage that was pre-defined by the Compensation Committee and Board of Directors.  Such portion of Upside PSUs Type 1 earned shall remain subject to the three-year time-vesting schedule as detailed above for the Base RSUs.  The upside opportunity for the grant (as a percentage of target) aligns with practices observed among U.S. peer practices.  We disclosed the information with respect to the attainment of the fiscal year 2024 financial performance measures in our Annual Report on Form 20-F for the year ended December 31, 2024, and intend to disclose information with respect to the attainment of the FY2025 Performance Measures in our Annual Report on Form 20-F for the year ending December 31, 2025.

•          Base PSUs Type 2 and Upside PSUs Type-2.  The Base and Upside PSUs Type-2 are designed to reward Mr. Ellwanger based on the Company’s stock performance as traded on Nasdaq (symbol: TSEM) (“TSEM Performance”) as compared to the performance of the S&P Semiconductors Select Industry Index companies (comprised of the companies listed on Exhibit B hereto, hereinafter the “Index Group”), to be measured over three separate performance periods: March 26, 2025 to March 26, 2026; from March 26, 2025 to March 2027; and from March 26, 2025 to March 26, 2028 (each, a “Performance Period”).  The upside opportunity for the grant (as a percentage of target) aligns with practices observed among U.S. peer practices.  For each Performance Period, the number of Base PSUs Type-2 and Upside PSUs Type-2 that may be earned is determined as follows:

o
If TSEM Performance at the end of a Performance Period equals or exceeds the 75th percentile of the Index Group: Mr. Ellwanger shall earn 100% of Base PSUs Type-2, and 100% of the Upside PSUs Type-2. However, if TSEM Performance is negative during the Performance Period (i.e., if the Company’s stock price at the end of a Performance Period is lower than at the beginning of such period, regardless of the Company’s relative performance ranking within the Index Group), he will not earn any Upside PSUs Type-2 (but would still earn the Base PSUs Type-2).

o
If TSEM Performance at the end of the Performance Period exceeds the 50th percentile and is below the 75th percentile of the Index Group: Mr. Ellwanger will earn 100% of the Base PSUs Type-2, and a proportional amount (on a linear scale) of the Upside PSUs Type-2.  However, if TSEM Performance is negative during the Performance Period (as described above), he will not earn any Upside PSUs Type-2 (but would still earn the Base PSUs Type-2).

o	If TSEM Performance at the end of the Performance Period will equal the 50th percentile of the Index Group: Mr. Ellwanger will earn 100% of the Base PSUs Type-2, but no Upside PSUs Type-2.

o
If TSEM Performance at the end of a Performance Period exceeds the 25th percentile and is below the 50th percentile of the Index Group: Mr. Ellwanger will earn a proportional amount (on a linear scale) of the Base PSUs Type-2 but no Upside PSUs Type-2.

o	If TSEM Performance at the end of a Performance Period equals the 25th percentile of the Index Group: Mr. Ellwanger will earn 50% of the Base PSUs Type-2, but no Upside PSUs Type-2.

o	If TSEM Performance at the end of a Performance Period is below the 25th percentile of the Index Group: Mr. Ellwanger will not be entitled to any Base or Upside PSUs Type-2.

The following table summarizes the percentage of Base PSUs Type-2 and Upside PSUs Type-2 that may be earned by Mr. Ellwanger for each Performance Period, based on the Company’s stock performance relative to the Index Group:

TSEM Performance Relative to Index Group at End of Performance Period	Base PSUs Type-2 Earned	Upside PSUs Type-2 Earned
Equals or exceeds 75th percentile	100%	100%*
Above 50th percentile and below 75th percentile	100%	Proportional (linear scale)*
Equals 50th percentile	100%	0%
Above 25th percentile and below 50th percentile	Proportional (linear scale)	0%
Equals 25th percentile	50%	0%
Below 25th percentile	0%	0%

*
If TSEM Performance is negative during the Performance Period (i.e., if the Company’s stock price at the end of a Performance Period is lower than at the beginning of such period, regardless of the Company’s relative performance ranking within the Index Group), Mr. Ellwanger will not earn any Upside PSUs Type-2 (but would still earn the Base PSUs Type-2).

All Base PSUs Type-2 and Upside PSUs Type-2 earned for a given Performance Period, as specified above, shall vest at the end of that Performance Period (i.e., on March 26, 2026, March 26, 2027 and March 26, 2028, respectively).

The proposed equity award to Mr. Ellwanger, as described above, will be granted under and subject to the terms and conditions of the Company’s 2013 Share Incentive Plan (the “2013 Plan”), and will be subject to extended vesting under the circumstances described in Proposal 5, if approved at the Meeting, as well as the change of control provisions set forth in Mr. Ellwanger’s employment agreement, as previously approved by the shareholders.  The proposed equity award is designed to comply with the Compensation Policy, as (among other things) the aggregate value of the award is below the maximum annual value of equity that may be granted to the Chief Executive Officer thereunder and is in line with the Compensation Policy’s required ratio between the fixed and variable compensation components of the Chief Executive Officer specified in the policy.  In addition, the proposed equity award to Mr. Ellwanger is consistent with the goal of linking the Chief Executive Officer’s compensation to performance targets that directly align with the Company’s business strategy and his responsibilities and duties.

Furthermore, the aggregate amount of all outstanding equity-based compensation grants at any time to all directors and employees, including the Chief Executive Officer, continues to be below 10% of the Company’s share capital on a fully diluted basis, as required under the Compensation Policy, and would remain in compliance with this requirement if this Proposal 4 is approved at the Meeting.

If approved by the shareholders at the Meeting, the equity award will be subject to the Company’s claw-back policy adopted in accordance with the Commission’s regulations, as well as the claw-back provisions set forth in our Compensation Policy.

The Compensation Policy includes a stock ownership requirement under which the Company’s Chief Executive Officer is required to own Ordinary Shares with a minimum value equal to at least three times his or her annual base salary, in order to further align the interests of our executives and our shareholders.  Under the Compensation Policy, Ordinary Shares underlying unvested RSUs or PSUs or unexercised options (if any were to be granted) do not count toward the required ownership threshold. As of the date of this Proxy Statement, Mr. Ellwanger is in compliance with this minimum shareholding requirement.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the grant of an annual equity-based award to Mr. Russell Ellwanger, the Company’s Chief Executive Officer, as described in Proposal 4 of the Proxy Statement.

Approval Required

The approval of Proposal 4 requires the affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting and voting on the matter, in person or by proxy or voting instruction form or voting via the Electronic System.  In addition, under the Israeli Companies Law, the approval of Proposal 4 is also subject to fulfillment of the Special Majority.  For additional details, see “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 5
APPROVAL OF CERTAIN EMPLOYMENT TERMS FOR MR. RUSSELL ELLWANGER, OUR
CHIEF EXECUTIVE OFFICER

Background

As detailed in Proposals 3 and 4, our Compensation Committee and Board of Directors conducted an annual review of the compensation of Mr. Russell Ellwanger, our Chief Executive Officer, including his equity-based compensation, in accordance with the terms of the Company’s Compensation Policy and taking into consideration current market trends in executive compensation, as presented by FW Cook, an independent global compensation consultant.  For additional information see Proposals 3 and 4.

Based on this review, and in recognition of Mr. Ellwanger’s critical role in the Company and valuable contributions to the Company’s success during his long and successful tenure with the Company since joining in 2005, including his paramount role in achieving the Company’s strategic roadmap and significant growth, and the desire to incentivize Mr. Ellwanger to continue making long-term decisions in alignment with our shareholders’ interests, the Compensation Committee and Board approved, and recommend that the Company’s shareholders approve certain terms that shall apply to equity grants awarded to Mr. Ellwanger at or subsequent to the Meeting (i.e., including the equity award being presented for approval at the Meeting under Proposal 4), applicable in the event that his employment with the Company terminates due to a Qualifying Retirement (as defined below).  The Compensation Committee and the Board believe that these terms will support an orderly succession planning process in the coming years and provide the Company with valuable post-retirement protection through restrictive covenants.

The following terms are brought for shareholder approval subsequent to the Compensation Committee and Board of Directors’ review of the market data prepared by FW Cook, which indicate that the majority of similarly sized companies in the United States, where Mr. Ellwanger resides, provide for continuation or acceleration of equity vesting, either in full or in part, in connection with a qualifying retirement for chief executive officers who are at least 70 years of age as is Mr. Ellwanger. In the event of Mr. Ellwanger’s Qualifying Retirement (defined as a voluntary retirement on good terms, with at least six months’ advance written notice provided to the Board), and subject to Mr. Ellwanger’s agreement to post-employment restrictive covenants, including non-competition and non-solicitation for 12 months, as well as ongoing confidentiality obligations regarding the Company’s nonpublic information, the following vesting terms will apply:

o
RSUs: Unvested RSUs will continue to vest in accordance with their original terms for 24 months post-Qualifying Retirement.  Additionally, the next tranche of the same RSU grant that is scheduled to vest following such 24 months (if any), will vest on its originally scheduled vesting date, but only in a pro-rated amount determined by multiplying the total number of Ordinary Shares underlying the next tranche of said RSUs by a fraction, calculated by dividing (a) the number of days between the last vesting date within the said 24 month period until the end of the 24 month period following the Qualifying Retirement, by (b) 365.

o	PSUs: Unvested PSUs will continue to vest following a Qualifying Retirement as described below, subject and in proportion to actual performance achievement:

(i) PSUs with a performance period ending within 12 months of a Qualifying Retirement will continue to vest in accordance with their original terms for 24 months following the Qualifying Retirement.  Additionally, the next tranche of the same PSU grant (if any) that is scheduled to vest following such 24 months, will vest on its originally scheduled vesting date, but only in a pro-rated amount determined by multiplying the total number of Ordinary Shares underlying the next tranche of said PSUs by a fraction, calculated by dividing (a) the number of days between the most recent vesting date within the 24-month post-retirement period through the end of such 24 month period, by (b) 365.

(ii) PSUs with a performance period ending more than 12 months after a Qualifying Retirement will continue to vest in accordance with their original terms, but only in a pro-rated amount determined by multiplying the total number of Ordinary Shares underlying said PSUs by a fraction,  calculated by dividing (a) the number of days from the date of grant through the end of the 12 month period following the Qualifying Retirement, by (b) the total number of days in the performance period.

The same provisions described above will also apply if Mr. Ellwanger’s employment is terminated as a result of Disability (as such term is defined in the 2013 Plan).

In addition, as part of its annual review of Mr. Ellwanger’s compensation, with the assistance of FW Cook, and based on independent industry data reviewed, the Compensation Committee and Board of Directors concluded that it would be appropriate and in the best interest of the Company and its shareholders to extend the required advance notice period, whether such notice is provided by the Company (other than for Cause as defined in Mr. Ellwanger’s employment agreement) or by Mr. Ellwanger, from three months to six months, to enhance leadership continuity.  This advance notice period is consistent with common practice for long tenured chief executive officers and with the Company’s Compensation Policy.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve certain employment terms for Mr. Russell Ellwanger, the Company’s Chief Executive Officer, as described in Proposal 5 of the Proxy Statement.

Approval Required

The approval of Proposal 5 requires the affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting and voting on the matter, in person or by proxy or voting instruction form or voting via the Electronic System. In addition, under the Israeli Companies Law, the approval of Proposal 5 is also subject to the fulfillment of the Special Majority.  For additional details, see “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 6
APPROVAL OF GRANT OF ANNUAL EQUITY AWARD TO EACH MEMBER OF OUR
BOARD OF DIRECTORS (OTHER THAN MR. AMIR ELSTEIN AND MR. RUSSELL
ELLWANGER)

Background

Under the Israeli Companies Law, the compensation of a director, including equity-based compensation, requires the approval of the Compensation Committee, Board of Directors and the shareholders of the Company, by an ordinary majority if the compensation is consistent with the Compensation Policy.

The Compensation Committee and Board of Directors reviewed the equity-based compensation of directors, following which each approved and determined to recommend that the Company’s shareholders approve an equity grant to our directors with the same value as the equity grant awarded to directors in 2024.  The Compensation Committee and Board of Directors believe that the level and terms of equity compensation awarded to directors in 2024, which are consistent with the Company’s Compensation Policy, remain appropriate for the annual equity award to be awarded to the directors in 2025. Accordingly, the Compensation Committee and Board of Directors resolved to recommend to the shareholders to approve the grant of an equity award to each member of the Board of Directors serving in such capacity immediately following the Meeting (other than the Chairman of our Board of Directors, Amir Elstein, and our Chief Executive Officer, Russell Ellwanger, whose equity compensation is separately addressed in Proposals 2 and 4) (the “Named Directors”), of time-based vesting RSUs at a value of $200,000.  The RSUs shall vest over a two-year period, with 50% vesting at the end of the first anniversary of the date of grant and 50% on the second anniversary of the date of grant. The proposed RSUs awards to the Named Directors, as described above, will be granted under, and will be subject to the terms and conditions of, the 2013 Plan.

In accordance with the Company’s Compensation Policy and common practice, in the event any Named Director’s service with the Company is terminated for any reason other than for cause, including by way of resignation, prior to the second anniversary from the date of grant, (i) if the Named Director has served on the Board of Directors for five years or more, all unvested RSUs shall be accelerated; and (ii) if the Named Director has served on the Board of Directors for less than five years, 50% of all unvested RSUs shall be accelerated.

In accordance with the Compensation Policy, our directors are required to own Ordinary Shares with a minimum value equal to at least 50% of his/her respective Annual Fee (as defined in the Compensation Policy).  Under the Compensation Policy, Ordinary Shares underlying unvested RSUs or PSUs or unexercised options (if any were to be granted), do not count toward the required ownership threshold.  As of the date of this Proxy Statement, each of the Named Directors is in compliance with this minimum shareholding requirement, except for Sagi Ben Moshe and Carolin Seward, who recently joined the Board of Directors. Each of Sagi Ben Moshe and Carolin Seward has a period of five years from the commencement of their service as directors of the Company to comply with the requirement and must retain at least 20% of any vested time-based RSUs until the requirement is met.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the grant of an equity award to each member of the Company’s Board of Directors serving in such capacity immediately following the Meeting (other than Amir Elstein and Russell Ellwanger), as described in Proposal 6 of the Proxy Statement.

Approval Required

The approval of Proposal 6 requires the affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting and voting on the matter, in person or by proxy or voting instruction form or voting via the Electronic System.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 7
APPROVAL OF THE RE-APPOINTMENT
OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND AUTHORIZATION OF
THE AUDIT COMMITTEE TO FIX THEIR REMUNERATION

Background

Our Audit Committee of Board of Directors have approved, subject to the approval of our shareholders, the re-appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, to serve as the Company’s independent registered public accountants for the year ending December 31, 2025, and for the period commencing January 1, 2026, and until the next annual shareholder meeting.

Following review, the Audit Committee concluded that Brightman Almagor Zohar & Co remained independent and objective in their role as external auditor. Furthermore, the Audit Committee believes that such re-appointment is appropriate and in the best interests of the Company and its shareholders.  Subject to the authorization of our shareholders, the Audit Committee shall determine the remuneration of Brightman Almagor Zohar & Co. in accordance with the volume and nature of its services.

For information concerning the  fees paid to Brightman Almagor Zohar & Co. for its audit and non-audit services for the 2024 financial year, see Item 16C to our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Commission on April 30, 2025, a copy of which is available on the Commission’s website at www.sec.gov as well as on the “Investors” section of our Company’s website at www.towersemi.com.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, that the re-appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as the independent registered public accountants of the Company for the year ending December 31, 2025, and for the period commencing January 1, 2026 and until the next annual shareholders’ meeting, and the authorization of the Audit Committee of the Board of Directors to determine the remuneration of such firm in accordance with the volume and nature of its services, is hereby approved.

Approval Required

The approval of Proposal 7 requires the affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting and voting on the matter, in person or by proxy or voting instruction form or voting via the Electronic System.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

REVIEW AND DISCUSSION OF THE COMPANY'S CONSOLIDATED FINANCIAL
STATEMENTS

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s consolidated financial statements as of December 31, 2024, and for the year then ended. This review and discussion will not involve a shareholder a vote.

Our audited consolidated financial statements for the year ended December 31, 2024, which form part of our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Commission on April 30, 2025, are available on the Company's website at www.towersemi.com under “Investors” or through the Commission’s website at www.sec.gov or through the website of the ISA at www.magna.isa.gov.il.  Copies will also be mailed to shareholders upon request sent to the Company at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel. Neither the audited consolidated financial statements, nor the Form 20-F are part of the proxy solicitation material.

ADDITIONAL INFORMATION

Foreign Private Issuer. We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the Commission. As a foreign private issuer, all documents furnished or filed with the Commission after November 4, 2002, are available for retrieval on the Commission's website at www.sec.gov. We submit copies of our filings with the Commission to the ISA and the TASE, and such filings are also available to the public on their respective websites at www.magna.isa.gov.il and www.maya.tase.co.il. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this proxy statement.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements with respect to proxy solicitations.  The circulation of this Proxy Statement and accompanying notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

ISA Exemption. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter E (3) of the Israeli Securities Law, 1968 (the “Israeli Securities Law”), we have received from the ISA an exemption from the reporting obligations as specified in Chapter F of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel, a copy of each report that is filed in accordance with applicable U.S. law.  These documents are available for inspection upon prior notice and during regular working hours, at our offices at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel.

FORWARD-LOOKING STATEMENTS

This Proxy Statement includes certain “forward-looking” statements within the meaning of Section 21E of the Exchange Act.  The use of words such as “projects,” “expects,” “may,” “target,” “plans,” “intends,” “committed to,” or words of similar import, identifies a statement as “forward-looking.”  There can be no assurance, however, that actual results will not differ materially from our expectations or projections.  Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in “Item 3. Key Information-D. Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Commission on April 30, 2025.

We remind readers that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, including revenues from agreements we signed, expansion of our operations, performance, activities, and our achievements, to be materially different from any forecasted results, plans to expand our operations, plans to develop and release new products, forecasted performance, planned activities, or targeted achievements expressed or implied by such forward-looking statements.  Readers should not place undue reliance on these forward-looking statements, which speak only as of the date of this Proxy Statement.  Unless legally required, we undertake no obligation to update publicly any forward -looking statements, whether as a result of new information, future events or otherwise.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Amir Elstein Chairman of the Board Migdal Haemek, Israel June 12, 2025

EXHIBIT A

List of Peer Group Companies

NASDAQ:AEIS	Advanced Energy Industries, Inc.
NASDAQ:ALGM	Allegro MicroSystems, Inc.
NASDAQ:CRUS	Cirrus Logic, Inc.
NYSE:COHR	Coherent Corp.
NASDAQ:DIOD	Diodes Incorporated
NASDAQ:FORM	FormFactor, Inc.
NASDAQ:LFUS	Littelfuse, Inc.
NASDAQ:MTSI	MACOM Technology Solutions Holdings, Inc.
NASDAQ:MXL	MaxLinear, Inc.
NASDAQ:MPWR	Monolithic Power Systems, Inc.
IQ336718	National Instruments Corporation*
NASDAQ:QRVO	Qorvo, Inc.
NASDAQ:SMTC	Semtech Corporation
NASDAQ:SLAB	Silicon Laboratories Inc.
NASDAQ:SYNA	Synaptics Incorporated
NASDAQ:UCTT	Ultra Clean Holdings, Inc.
NYSE:VSH	Vishay Intertechnology, Inc.
NYSE:WOLF	Wolfspeed, Inc.

*Acquired in October 2023

EXHIBIT B - Companies for Comparison in S&P Semiconductors Select Industry Index

NasdaqGS:AMD	Advanced Micro Devices, Inc.
NasdaqGS:ALGM	Allegro MicroSystems, Inc.
NasdaqGS:AOSL	Alpha and Omega Semiconductor Limited
NasdaqGS:AMBA	Ambarella, Inc.
NasdaqGS:ADI	Analog Devices, Inc.
NasdaqGS:ALAB	Astera Labs, Inc.
NasdaqGS:AVGO	Broadcom Inc.
NasdaqGS:CEVA	CEVA, Inc.
NasdaqGS:CRUS	Cirrus Logic, Inc.
NasdaqGS:CRDO	Credo Technology Group Holding Ltd
NasdaqGS:DIOD	Diodes Incorporated
NasdaqGS:FSLR	First Solar, Inc.
NasdaqGS:PI	Impinj, Inc.
NasdaqCM:INDI	indie Semiconductor, Inc.
NasdaqGS:INTC	Intel Corporation
NasdaqGS:LSCC	Lattice Semiconductor Corporation
NasdaqGS:MTSI	MACOM Technology Solutions Holdings, Inc.
NasdaqGS:MRVL	Marvell Technology, Inc.
NasdaqGS:MXL	MaxLinear, Inc.
NasdaqGS:MCHP	Microchip Technology Incorporated
NasdaqGS:MU	Micron Technology, Inc.
NasdaqGS:MPWR	Monolithic Power Systems, Inc.
NasdaqGM:NVTS	Navitas Semiconductor Corporation
NasdaqCM:NVEC	NVE Corporation
NasdaqGS:NVDA	NVIDIA Corporation
NasdaqGS:NXPI	NXP Semiconductors N.V.
NasdaqGS:ON	ON Semiconductor Corporation
NasdaqGS:POWI	Power Integrations, Inc.
NasdaqGS:PENG	Penguin Solutions, Inc.
NasdaqGS:QRVO	Qorvo, Inc.
NasdaqGS:QCOM	QUALCOMM Incorporated
NasdaqGS:RMBS	Rambus Inc.
NasdaqCM:RGTI	Rigetti Computing, Inc.
NasdaqGS:SMTC	Semtech Corporation
NasdaqGS:SLAB	Silicon Laboratories Inc.
NasdaqGM:SITM	SiTime Corporation
NasdaqGS:SWKS	Skyworks Solutions, Inc.
NasdaqGS:SYNA	Synaptics Incorporated
NasdaqGS:TXN	Texas Instruments Incorporated
NasdaqGS:OLED	Universal Display Corporation
NYSE:WOLF	Wolfspeed, Inc.